AMENDMENTS TO THE
ARTICLES OF INCORPORATION

OF

GLOBAL TECHNOLOGY. LTD.

Pursuant to Nevada Corporation Code, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation.

Article I reads as follows:

The name of the Corporation is Global Technology, Ltd.

AMENDMENT

Article I of the Articles of Incorporation is amended to read:

ARTICLE I

CORPORATE NAME

The name of the corporation is Advanced Precision Technology, Inc.

ARTICLE X

AMENDMENT ADOPTED

These Amended Articles of Incorporation were presented to the shareholders of this Corporation for the purpose of amending and replacing the Articles of Incorporation of this Corporation, at a special meeting of shareholders held April 1, 1988. As of April 1, 1988, there were 5,500,000 shares of the Corporation's common stock outstanding and entitled to vote on the amendment. The Amendment does not alter the amount of authorized capital of One Hundred Million (100,000,000) shares with $0.001 par value. There is only one class of shares, that being Common voting stock.

The number of shares voted for and against the adoption of these amended Articles of Incorporation to replace all previous Articles of Incorporation and Amendments was:

5,200,000 For 0 Against

ATTEST:

ADVANCED PRECISION TECHNOLOGY, INC.
Formerly Global Technology, Ltd.

Secretary

By President

STATE OF Utah ¦ SS.

COUNTY OF Salt Lake ¦

I, Jo Beth Smith, a Notary Public, hereby certify that on the 8th day of April, 1988, personally appeared before me Jay Mealey and, David H. Timms, and __________, who being by me first duly sworn, severally declared that they are the persons who signed the foregoing documents as Officers and that the statements herein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal on the 8th day of April, 1988

Jo Beth Smith

Notary Public

West Jordan, Utah

Residing at

My Commission Expires:

8-27-91

STATE OF NEVADA
DEPARTMENT OF
STATE

I hereby certify that this is a true and complete copy of the document as filed in this office.

DATED: APR 11 1988

FRANKIE SUE DEL PAPA
Secretary of State

BY